Exhibit 12.1

GREAT PLAINS ENERGY INCORPORATED

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DIVIDEND REQUIREMENTS

	2017	2016	2015	2014	2013
	(millions)
Net income (loss)	$(106.2)	$290.0	$213.0	$242.8	$250.2
Add
Equity investment (income) loss	(2.5)	(2.0)	(1.2)	—	0.2
Income subtotal	(108.7)	288.0	211.8	242.8	250.4

Add
Income tax expense	233.3	172.2	122.7	115.7	129.2
Kansas City earnings tax	0.4	0.2	(0.5)	0.3	0.1
Total taxes on income	233.7	172.4	122.2	116.0	129.3

Interest on value of leased property	4.9	5.1	5.2	5.2	5.5
Interest on long-term debt	252.9	199.8	193.9	195.0	195.5
Interest on short-term debt	13.1	13.5	6.1	5.1	7.6
Other interest expense and amortization	32.4	36.3	6.8	3.3	8.2

Total fixed charges	303.3	254.7	212.0	208.6	216.8

Preferred dividend requirements(b)	(44.7)	26.3	(a)	(a)	(a)

Combined fixed charges and preferred
dividend requirements	258.6	281.0	212.0	208.6	216.8

Earnings before taxes on
income and fixed charges	$428.3	$715.1	$546.0	$567.4	$596.5

Ratio of earnings to fixed charges	1.41	2.81	2.58	2.72	2.75

Ratio of earnings to combined fixed charges
and preferred dividend requirements	1.66	2.54	2.58	2.72	2.75

(a) Prior to 2016, Great Plains Energy's preferred dividends were insignificant.
(b) Preferred stock dividend requirements have been grossed up by the effective tax rate for the period. The negative preferred dividend requirement in 2017 is a result of Great Plains Energy's effective income tax rate of 183.5% in 2017 that includes the impacts of non-deductible transaction costs related to the anticipated merger with Westar and the revaluation of deferred income taxes and other initial effects resulting from the enactment of U.S. federal income tax reform.